EXHIBIT 77D
POLICIES WITH RESPECT TO SECURITY INVESTMENTS


Effective September 5, 2002, the investment practice of any Portfolio of Pacific Select Fund whose principal investment strategy is to invest in companies located outside of the U.S was changed to:


*	Remove the requirement of being invested in at least three countries.
(77Q1(b) Resolution 1)


Effective January 1, 2003, the investment practices of the Pacific Select Fund were changed as follows:

	The Multi-Strategy Portfolio's investment practices were changed to:

* Replace the current allocation of about 60% of the portfolio's assets in equity securities and about 40% of its assets in debt securities with an allocation of at least 25% of the portfolio's assets in equity securities and at least 25% in fixed income securities. (77Q1(b) Resolution 2)

* Permit the Portfolio to invest up to 50% of its total assets in foreign denominated securities, including up to 10% in foreign denominated debt securities. (77Q1(b) Resolution 3)

* Limit the Portfolio to 35% of its total assets in high yield bonds. (77Q1(b) Resolution 4)

* Permit the Portfolio to invest in any American Depositary Receipt or foreign security. (77Q1(b) Resolution 5)

* Allow the Portfolio to invest in mortgage dollar rolls without limit. (77Q1(b) Resolution 6)

	The Large-Cap Core Portfolio's investment practices were changed to:

* Remove the investment practice of the Portfolio which allows investment in loans or credit agreements and banker's acceptances issued by U.S. and foreign banks with assets of at least U.S. $500 million as of the end of their most recent fiscal year. (77Q1(b) Resolution 7)

* Remove the investment practice of the Portfolio which allows investment in short-term debt obligations of savings and loan institutions issued by U.S. and foreign banks with assets of at least U.S. $500 million as of the end of their most recent fiscal year. (77Q1(b) Resolution 8)

* Permit the Portfolio to invest in any American Depositary Receipt or foreign security. (77Q1(b) Resolution 9)

	The Large-Cap Core Portfolio's name was changed to:
*  The Main Street Core Portfolio. (77Q1(b) Resolution 10)

	The Emerging Markets Portfolio's investment practices were changed to:

* Remove the limitation of 10% of its assets in U.S. government securities, high quality debt securities, money market obligations, and in cash to meet cash flow needs or if the U.S. government ever imposes restrictions on foreign investing. (77Q1(b) Resolution 11)

* Remove the investment practice which allows the Portfolio to only invest in bank obligations of foreign banks (including U.S. branches of foreign banks) which at the time of investment: (i) had more than $10 billion, or the equivalent in other currencies, in total assets; (ii) in terms of assets are among the 75 largest foreign banks in the world; (iii) have branches or agencies (limited purpose offices which do not offer all banking services) in the U.S.; and (iv) in the opinion of the Manager, or of an investment quality comparable to obligations of U.S. banks in which the Portfolio may invest. (77Q1(b) Resolution 12)

* Permit the Portfolio to invest in corporate debt securities rated above C by Moody's or Standard & Poor's. (77Q1(b) Resolution 13)

* Remove the limitation of 5% of its net assets in warrants and rights (valued at the lower of cost or market) provided that no more than 2% of its net assets are invested in warrants not listed on the New York or American Stock Exchanges. (77Q1(b) Resolution 14)